Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES A NEW BUYBACK PLAN FOR ITS (SERIES I) NOTES

Tel Aviv, Israel, February 28, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its board of directors approved a new plan for the repurchase of the Company’s (Series I) notes (the “Notes”) for a total consideration of up to NIS fifty (50) million (approximately $14.3million). The repurchases will be made on the Tel Aviv Stock Exchange and/or in a privately negotiated transactions. The repurchase plan does not require the Company to acquire any or a specific amount of Notes, and it may be modified, suspended, extended or discontinued without prior notice. Notes repurchased by the Company will immediately be canceled.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Technologies Ltd.’s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) development of shopping and entertainment centers in emerging markets; (ii) medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com